Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

VIA EDGAR

July 25, 2011

Edward Bartz

Law Clerk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Duff & Phelps Global Utility Income Fund Inc. (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-172883 and 811-22533

Dear Mr. Bartz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on June 27, 2011 and the Preliminary Prospectus dated June 27, 2011, began on June 28, 2011 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on July 26, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 110,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on July 26, 2011 or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio Title: Managing Director